Exhibit 1

PERION REPORTS RECORD FIRST QUARTER REVENUE, EBITDA, EPS and CASH
FLOW

Strengthens business with the signing of three search partnerships

Tel Aviv and Seattle – May 13, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced record financial results for the first quarter ended March 31, 2013.

Q1 2013 non-GAAP Year-Over-Year Financial Highlights:

•	Quarterly revenues more than doubled, reaching $27.6 million;

•	Adjusted EBITDA tripled, reaching $7.9 million, or 29% of revenues;

•	Net income increased 166%, reaching $5.8 million, or 21% of revenues;

•	Earnings Per Share doubled, reaching $0.45; and

•	Cash flow from operations tripled, reaching $7.5 million.

Josef Mandelbaum, Perion’s CEO commented: “The first quarter of 2013 was an extraordinary start for Perion.  We had record organic and total revenue growth, increased profitability, strong cash generation, enthusiastic acceptance of our new Incredimail for iPad product and the successful integration of SweetPacks. Perion is hitting on all cylinders, and delivering impressive results against each of its operational and financial metrics.  We have good visibility for the rest of the year and are well on our way to achieving, and likely exceeding, our guidance of 80%-plus growth."

“We also saw great progress in further solidifying the foundation of our business to position ourselves for long term sustainable growth," Mr. Mandelbaum added. "Our search diversification strategy yielded excellent results as we signed two new non-exclusive search partnership agreements with Bing and Ask.com, as well as signing an additional two-year non-exclusive agreement with Google. In addition, our increased investment in mobile platforms and our strong pipeline of future accretive acquisitions, form the nucleus of our growth strategy for the future.”

Non-GAAP Financial Comparison for the First Quarter of 2013:

Revenue: Q1’13 revenues were a record $27.6 million, increasing 145%, compared to the first quarter of 2012. The accelerated growth was a result of positive trends in all of Perion’s revenue streams, particularly with search generated revenues increasing 266% year-over-year. The extensive growth in search generated revenues was primarily a result of the acquisition of SweetPacks in November of 2012, coupled with robust organic growth.

Gross Profits: Gross profit in the first quarter of 2013 was $26.4 million, increasing 151%, compared to $10.5 million in the first quarter of 2012. The gross profit margin increased to 96% this last quarter, compared to 93% in the first quarter of 2012. This was a result of the significant growth in search generated revenues, a revenue stream with virtually no direct costs.

Customer Acquisition Costs (“CAC”): In the first quarter of 2013, Perion increased its investment in CAC to a record $11.4 million, more than quadruple the $2.6 million invested in the first quarter of 2012. The increase in CAC was enabled by the Company's strengthened marketing team and enhanced back-end systems.

Adjusted EBITDA: In the first quarter of 2013, Adjusted EBITDA was $7.9 million, or 29% of sales, a 201% increase compared to the $2.6 million in the same quarter last year, despite the $8.8 million increase in CAC.

Net Income: In the first quarter of 2013, net income was $5.8 million, increasing 166%, from $2.2 million in the first quarter of 2012. The growth in net income caused earnings per share to more than double from $0.22 per share in the first quarter of 2012, to $0.45 per share in the first quarter of 2013.

Cash Flow from Operations: Based on U.S. GAAP, in the first quarter of 2013 cash flow from operations was $7.5 million, tripling the $2.5 million in the first quarter of 2012.

2013 Financial Outlook:

Management today reaffirmed that it will achieve, and likely exceed, its 2013 Financial Outlook announced on January 8th:

•	Revenue of $110 million, representing overall growth of 80% year-over-year;

•	EBITDA of $26 million, representing an overall growth of 86% year-over-year;

•	Non-GAAP Net Income of $20 million, representing overall growth of 94% year-over-year; and

•	Non-GAAP EPS of $1.61, representing overall growth of 63% year-over-year.

Conference Call
Perion will host a conference call to discuss the results today, May 13th at 10 a.m. EDT (5 p.m. Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-866-744-5399. Callers from Israel may access the call by dialing (03) 918-0685. The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Most of Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature rich version of many of our products is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, accretion of payment obligation related to acquisitions and taxes on amortization of acquitted intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements,  or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2012. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit, Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com
Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars (except per share data) in thousands, unaudited

	Quarter ended March 31,
	2013	2012
Revenues:
Search	$20,309	$5,552
Product and Other	7,269	5,704
Total revenues	$27,578	$11,256
Gross Profit	$26,352	$10,492
EBITDA	$7,901	$2,621
Operating Income	$7,622	$2,398
Net Income	$5,783	$2,176
Diluted EPS	$0.45	$0.22

PERION NETWORK LTD.

GAAP INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended March 31,
	2013	2012

Revenues:
Search	$20,309	$5,552
Product and Other	7,269	5,107
Total revenues	27,578	10,659
Cost of revenues	3,088	1,023
Gross profit	24,490	9,636
Operating expenses:
Research and development, net	3,372	2,683
Selling and marketing	2,784	1,681
Customer acquisition costs	11,365	2,613
General and administrative	2,218	1,991
Total operating expenses	19,739	8,968
Operating income	4,751	668
Financial (expense) income, net	(454)	52
Income before taxes on income	4,297	720
Taxes on income	1,409	350
Net income	$2,888	$370

Basic earnings per share	$0.24	$0.04
Diluted earnings per share	$0.22	$0.04

Basic weighted number of shares	12,087	9,917
Diluted weighted number of shares	12,838	10,007

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended March 31,
	2013	2012
GAAP revenues	$27,578	$10,659
Valuation adjustment on acquired deferred product revenues	-	597
Non-GAAP revenues	$27,578	$11,256

GAAP gross profit	$24,490	$9,636
Valuation adjustment on acquired deferred product revenues	-	597
Amortization of acquired intangible assets	1,858	250
Share based compensation	4	9
Non-GAAP gross profit	$26,352	$10,492

GAAP operating expenses	$19,739	$8,968
Acquisition related expenses	-	313
Share based compensation	546	351
Amortization of acquired intangible assets	463	210
Non-GAAP operating expenses	$18,730	$8,094

GAAP operating income	$4,751	$668
Valuation adjustment on acquired deferred product revenues	-	597
Acquisition related expenses	-	313
Share based compensation	550	360
Amortization of acquired intangible assets	2,321	460
Operating income adjustments	2,870	1,730
Non-GAAP operating income	$7,622	$2,398

GAAP Net income	$2,888	$370
Operating income adjustments	2,871	1,730
Accretion of payment obligation related to acquisitions	267	76
Taxes on amortization of acquitted intangible assets	(243)	-
Non-GAAP net income	$5,783	$2,176

GAAP diluted earnings per share	$0.22	$0.04

Non-GAAP diluted earnings per share	$0.45	$0.22

Shares used in computing US GAAP and non-GAAP diluted earnings per share	12,838	10,007

Non-GAAP net income	$5,783	$2,176
Income tax expense	1,409	350
Taxes on amortization of acquitted intangible assets	243	-
Interest expense (income), net	187	(128)
Depreciation and amortization	279	223
Non-GAAP EBITDA	$7,901	$2,621

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2013	2012
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,647	$21,762
Trade receivables	7,595	10,246
Restricted cash	10,260	10,260
Other receivables and prepaid expenses	3,269	5,424
Total current assets	48,771	47,692
LONG-TERM ASSETS:
Property and equipment, net	1,529	1,522
Goodwill and other intangible assets, net	71,193	72,730
Other assets	1,287	1,215
Total long-term assets	74,009	75,467
Total assets	$122,780	$123,159

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$2,300
Trade payables	5,756	9,560
Deferred revenues	5,462	5,132
Payment obligation related to acquisitions	20,361	20,317
Accrued expenses and other liabilities	14,935	14,679
Total current liabilities	48,814	51,988
LONG-TERM LIABILITIES:
Long-term debt	5,975	6,550
Contingent purchase consideration	6,301	6,078
Other long-term liabilities	3,528	3,833
Total long-term liabilities	15,804	16,461

SHAREHOLDERS' EQUITY	58,162	54,710
Total liabilities and shareholders' equity	$122,780	$123,159

PERION NETWORK LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Quarter ended March 31,
	2013	2012
Cash flows from operating activities:
Net income	$2,888	$370
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,600	683
Stock based compensation expense	550	360
Accretion of payment obligation related to acquisitions	267	76
Deferred taxes, net	(270)	(30)
Accrued severance pay, net	49	36
Net change in working capital	1,432	985
Net cash provided by operating activities	7,516	2,480

Cash flows from investing activities:
Purchase of property and equipment	(202)	(110)
Capitalization of software development and content costs	(854)	(106)
Net cash used in investing activities	(1,056)	(216)

Cash flows from financing activities:
Payment of long-term loan	(575)	-
Net cash used in financing activities	(575)	-
Increase in cash and cash equivalents	5,885	2,264
Cash and cash equivalents at beginning of year	21,762	11,260
Cash and cash equivalents at end of year	$27,647	$13,524